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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 1O-K/SB  [ ] Form 11-K [X]  Form 10-Q [ ]  Form N-SAR
For Period Ended: January 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form.  Please Print
         or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant:   REGISTRY MAGIC INCORPORATED
         Former Name if Applicable:
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                      ONE SOUTH OCEAN BOULEVARD, SUITE 206
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            Address of Principal Executive Office (Street and Number)

                            BOCA RATON, FLORIDA 33432
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                            City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)


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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K/SB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-QSB.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

         WALT NAWROCKI                             561               367-0408
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         (Name)                                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                         [X] Yes       [ ] No





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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [ ] Yes            [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached Explanation.

                           REGISTRY MAGIC INCORPORATED
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 18, 1999                   By: /s/ Martin Scott
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                                              Martin Scott,
                                              Secretary, Treasurer and Principal
                                              Financial and Accounting Officer







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                      ATLAS, PEARLMAN, TROP & BORKSON, P.A.
                     200 East Las Olas Boulevard, Suite 1900
                         Fort Lauderdale, Florida 33301

                                                                 March 18, 1999

VIA EDGAR TRANSMISSION
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Filing Desk

         RE:      REGISTRY MAGIC INCORPORATED. - Form 12b-25

Dear Sir/Madam:

         On behalf of REGISTRY MAGIC INCORPORATED enclosed for electronic filing is the Form 12b-25.

         Should you have any questions or comments regarding the enclosed, please call the undersigned collect at (954) 763-1200.


                                               Very truly yours,



                                               /s/ Matthew W. Miller
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                                                   Matthew W. Miller